Exhibit 99.2

SPLASH BEVERAGE GROUP, INC.

CHARTER OF THE COMPENSATION AND MANAGEMENT RESOURCES COMMITTEE

I.	PURPOSE

The purpose of the Compensation and Management Resources Committee (the “Committee”) of the Board of Directors (the “Board”) of Splash Beverage Group, Inc. (the “Company”) is to discharge the Board’s responsibilities relating to executive compensation and succession planning for the Company’s executive team, and to review and make recommendations to the Board regarding employee benefit policies and programs, incentive compensation plans and equity-based plans.

II.	COMMITTEE MEMBERSHIP

The Committee shall consist of two or more members of the Board, and shall be comprised solely of “independent” as determined under the rules of the NYSE MKT LLC Company Guide and the Securities and Exchange Commission. Members of the Committee shall be appointed by the Board, and shall serve at the pleasure of the Board and for such term or terms as the Board may determine.

III.	COMMITTEE STRUCTURE AND OPERATIONS

The Board may designate one member of the Committee as its chairperson. The Committee shall meet in person or telephonically at least annually at a time and place determined by the Committee chairperson, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the Committee or its chairperson.

The Committee may request any officer or employee of the Company or the Company’s outside counsel to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Company’s chief executive officer (“CEO”) should not attend any portion of a meeting where the CEO’s performance or compensation is discussed, unless specifically invited by the Committee.

IV.	COMMITTEE DUTIES AND RESPONSIBILITIES

The following are the duties and responsibilities of the Committee:

1.	Review and, as appropriate, discuss with Management and the Board the objectives, philosophy/strategy, structure, cost and administration of the Company’s executive compensation and employee benefit policies and programs. In making such review, the Committee shall consider peer group compensation comparisons, the Company’s financial performance and condition, and such other matters as it deems relevant.

2.	No less than annually, review and approve, with respect to the CEO and the other officers designated as Section 16 officers for purposes of the Securities Exchange Act of 1934 (“Other Executive Officers”), (a) all elements of compensation, (b) incentive compensation targets, (c) any employment agreements, severance agreements and change in control agreements or provisions, in each case as, when and if appropriate, and (d) any special or supplemental benefits. In making such review with respect to the CEO, the Committee shall consider and approve corporate goals and objectives relevant to the compensation of the CEO and evaluate the performance of the CEO in light of accomplishment of the prior year’s goals and objectives. The Committee may consult with the other directors regarding (y) the annual evaluation of the CEO prior to completing such evaluation and (z) the annual compensation plans for the CEO and the Other Executive Officers prior to approving such plans. Further, the Committee shall take into consideration the term of employment agreements and other relevant terms.

3.	Make recommendations to the Board with respect to the Company’s incentive compensation plans and equity-based plans, including stock option and restricted stock plans, employee stock purchase plans and other major long-term incentive plans, applicable to directors, executives and/or non-executive employees of the Company. Approve (a) individual annual or periodic equity-based awards for the CEO and Other Executive Officers and (b) an annual pool of awards for other employees with guidelines for the administration and allocation of such awards.

4.	Recommend to the Board for its approval a succession plan for the CEO developed by Management and approved by the Committee, addressing the policies and principles for selecting a successor to the CEO, both in an emergency situation and in the ordinary course of business.

5.	Review programs created and maintained by Management for the development and succession of Other Executive Officers and any other individuals identified by Management or the Committee.

6.	Review the establishment, amendment and termination of employee benefits plans, recognizing that certain authority to amend the plans may be delegated to Members of Management in the plans. Review employee benefit plan operations and administration, recognizing that certain authority related to the operation and administration of the plans may have been delegated to members of Management.

7.	Any other duties or responsibilities expressly delegated to the Committee by the Board, from time to time relating to the Committee’s purpose.

V.	COMMITTEE REPORTS

The Committee shall produce the following reports and provide them to the Board:

1.	An Annual Report of the Committee on Executive Compensation for inclusion in the Company’s annual proxy statement in accordance with applicable rules and regulations of the Securities and Exchange Commission.

2.	An annual evaluation of the Committee to determine whether to recommend to the Board any amendments to the Charter or the composition of the Committee.

3.	A summary of the matters discussed, material reviewed, and actions taken at each Committee meeting, which shall be presented to the Board at its next meeting.

VI.	RESOURCES AND AUTHORITY OF THE COMMITTEE

The Committee shall have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of director, CEO or Other Executive Officer compensation or employee benefit plans, and shall have sole authority to approve the consultant’s fees and other retention terms. The Committee shall also have the authority to obtain advice and assistance from internal or external legal, accounting or other experts, advisors and consultants to assist in carrying out its duties and responsibilities, and shall have the authority to retain and approve the fees and other retention te1ms for any external experts, advisors or consultants.